TUPPER JONSSON & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 153-1

September 24, 2008

United States Securities and Exchange Commission

By fax to:

100 F Street, N.E.

(202) 772-9368

Washington, D.C., U.S.A.

20549

Attention:

Carl Hiller

Dear Mr. Miller:

Re:

Caledonia Mining Corporation (“Company”)

Form 20-F – Annual Report Amendment No. 1

File No. 0-13345

Further to our telephone conversation earlier today I have altered the wording of Item 15(a) and attach a new copy of the page containing the revised paragraphs.  All of the revisions that I have done are in the first two paragraphs.  If you now find this revised wording acceptable please advise me.  I will have to refer the revisions back to Caledonia’s Disclosure and Audit Committees – as well as the external advisors.  Assuming that they all agree with the wording that you and I have established I will refile the 20-F Annual Report as Amendment No. 2.

Thank you for your assistance in this matter.

Yours truly,

TUPPER JONSSON & YEADON

“Carl R. Jonsson”

Per:

Carl R. Jonsson

CRJ:lrh

Encl.

15

CONTROLS AND PROCEDURES

(a)

Evaluation of disclosure controls and procedures.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.

The CEO and CFO concluded, based on their evaluation, and because the original version of this 20-F Annual Report did not contain Management’s annual report on internal control over financial reporting, that the Company’s disclosure controls and procedures were not effective as of December 31, 2007.  After communicating with SEC staff, Management engaged the services of additional outside advisors to obtain more specific and detailed advice as to the requirements for disclosure controls and procedures.  Management believes that the Company now has in place, as of the date of filing this Amendment, effective disclosure controls and procedures.

Also based on their evaluation the CEO and CFO have determined that the Company had insufficient personnel to ensure appropriate segregation of duties within the Financial Reporting and Review Process.  Specifically, the responsibilities assigned to the Company’s CFO include substantially all financial statement and note creation functions.  No additional personnel in the Company, apart from the members of the Audit Committee, perform functions at a level of precision and involvement that would adequately prevent or detect immaterial misstatements on a timely basis.  As an additional result of the insufficient personnel the Company did not maintain formal policies and procedures regarding end-user computing control over the access to, completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process.  In 2008 the Company experienced and discovered an operational deficiency that caused the 2007 Form 20-F Annual Report to be filed prior to it being approved by the Disclosure Committee.

Management has concluded that, despite the lack of segregation of duties and computing controls, a material misstatement in financial reporting is not a “reasonable possibility” (as defined in applicable SEC guidance).  The Blanket Mine (which is operated by the Company’s wholly owned subsidiary Blanket Mine (1983) (Private) (Limited) is the Company’s only operating mine and preparation of its operating results is performed by the CFO of the subsidiary and an accounting team in Zimbabwe.  These results are reviewed by Company management and then incorporated into the consolidated financial statement of the Company.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities and to allow timely decisions regarding required disclosures.